UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CannaPowder, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

13764 A 106

(CUSIP Number)

c/o Shai M. Cohen

Ben Guriun St #1

B.S.R tower 2

Bnei Break, Israel 5120149

(972)52-298-6205

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

The Crone Law Group P.C.

500 Fifth Avenue, Suite 938

New York, New York 10110

Attention: Mark E. Crone, Esq.

Telephone: 1(646) 861-7891

April 15, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 13764 A 106	13D	Page 2 of 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SHAI M. COHEN IRS#:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 550,000(1)
	8.	SHARED VOTING POWER 5,000,000(2)
	9.	SOLE DISPOSITIVE POWER 550,000(1)
	10.	SHARED DISPOSITIVE POWER 5,000,000(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,550,000(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.75%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Includes 500,000 shares owned and acquired by One of a Kind Kamami LLC on April 15, 2019, an entity wholly owned by Shai Cohen; and 50,000 shares owned by F1 One of a Kind Investment, LLC, reflecting Mr. Cohen’s 20% interest in such entity. Does not include, and Mr. Cohen disclaims any beneficial ownership of, an additional 200,000 shares owned by F1 One of a Kind Investment, LLC.

(2) Includes all shares owned by MNSCO, LLC, a Delaware entity. Cohen disclaims beneficial ownership of all but 2,495,000 shares held by MNSCO, which amount is based on Mr. Cohen’s 49.9% ownership of MNSCO, LLC (See below). Mr. Cohen’s interest in MNSCO is pledged to Bronfman to secure a loan in the amount of $1,250,000. Does not include 500,000 shares owned by BA III, LLC, an entity owned and controlled by Mr. Bronfman in which Mr. Cohen has no beneficial or voting interest.

CUSIP No. 13764 A 106	13D	Page 3 of 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MNSCO, LLC (3) IRS#: 83-4470470
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,000,000(4)
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 5,000,000(4)
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000 (4)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.3%
14.	TYPE OF REPORTING PERSON (see instructions) OO

(3) MNSCO is a limited liability company beneficially owned as to 50.1% by Matthew Bronfman (through BA LLC, an entity wholly owned by him) and 49.9% by Shai Cohen, both of whom are reporting persons herein. The mailing address of MNSCO is 130 Namir Road, Apartment 22, Tel Aviv Israel. MNSCO acquired the 5,000,000 shares on April 15, 2019.

(4) Includes all 5,000,000 shares owned by MNSCO, LLC (See, above). Mr. Cohen’s interest in MNSCO is pledged to Bronfman to secure a loan in the amount of $1,250,000. Cohen is the sole Manager of MNSCO and has voting and dispositive power of shares held by MNSCO. MNSCO disclaims any ownership of shares owned by Bronfman or Cohen except for those shares owned of record by MNSCO.

CUSIP No. 13764 A 106	13D	Page 4 of 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MATTHEW BRONFMAN (5) IRS#:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 500,000(6)
	8.	SHARED VOTING POWER 5,000,000(7)
	9.	SOLE DISPOSITIVE POWER 500,000(6)
	10.	SHARED DISPOSITIVE POWER 5,000,000(7)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,500,000(6)(7)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.34%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(5) The mailing address of Mr. Bronfman is 680 Fifth Ave. 17th Floor, New York, New York, 10019.

(6) Includes 500,000 shares owned of record by BAMNSCO LLC, which is owned by BA III, LLC, an entity 100% owned and controlled by Mr. Bronfman.

(7) Includes all 5,000,000 shares owned of record by MNSCO, LLC, a Delaware entity. Bronfman disclaims beneficial ownership of all but 2,505,000 shares held by MNSCO, which amount is based on Mr. Cohen’s 49.9% ownership of MNSCO, LLC (See below). Does not include 500,000 shares owned by Mr. Cohen through an entity owned by him, as disclosed in footnote 1 above.

CUSIP No. 13764 A 106	13D	Page 5 of 7

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, par value $0.0001 (the “Shares”) of CannaPowder, Inc., a Nevada corporation (the “Issuer”). As of the date of this Schedule, the Issuer has 12,403,052 shares of common stock issued and outstanding.

Item 2. Identity and Background.

(a)	The names of the persons filing this Statement (each, a “Reporting Person”) are Shai M. Cohen (“Cohen”), MNSCO, LLC, (“MNSCO”), and Matthew Bronfman (“Bronfman”).

Cohen-Cohen beneficially owns 5,550,000 shares (the “Cohen Shares”), of which (i) 500,000 shares are owned of record directly by One of a Kind Kamami LLC, an entity wholly owned and controlled by Cohen, (ii) 50,000 shares are owned by F1 One of a Kind Investment, LLC, and (iii) 5,000,000 are owned of record by MNSCO. Mr. Cohen disclaims ownership of all but 2,495,000 shares held by MNSCO. Mr. Cohen expressly disclaims ownership of any shares owned directly or beneficially by Mr. Bronfman or entities under his control (other than MNSCO, as indicated below). Mr. Cohen expressly disclaims ownership or voting or dispositive control of an additional 200,000 shares owned by F1 One of a Kind Investment, LLC.

MNSCO- holds of record 5,000,000 Shares. MNSCO is a limited liability company beneficially owned as to 50.1% by Matthew Bronfman (through BA LLC, an entity wholly owned by him) and 49.9% by Shai Cohen, both of whom are reporting persons herein. Cohen has full voting and dispositive control over all shares owned by MNSCO. Cohen has full voting and dispositive control by all shares owned by his own entity, Kind Kamani LLC.

Bronfman-Bronfman owns 5,500,000 shares (the “Bronfman Shares”), of which 500,000 shares are owned of record by BAMNSCO, LLC which is owned by BA III, LLC, an entity wholly owned and controlled by Bronfman, and 5,000,000 are owned of record by MNSCO. Mr. Bronfman disclaims ownership of all but 2,505,000 shares held by MNSCO. Mr. Bronfman disclaims ownership of any shares owned directly or beneficially by Mr. Cohen or entities under his control (other than MNSCO, as indicated below).

(b)	The business address of Cohen and of MNSCO is Ben Guriun St #1, B.S.R tower 2, Bnei Break, Israel 5120149

The Principal business address of Bronfman is c/o 680 Fifth Ave. 17th Floor, New York, New York, 10019.

(c)

Mr. Cohen is the CEO and Chairman of CannaPowder, Inc., and is an investor in various private entities. The principal business of MNSCO is acting as an investment holding entity to hold securities and investments of its owners only, and specifically, shares of the Issuer. Mr. Bronfman is a private equity investor who invests directly and indirectly in real estate, private equity and hedge funds.

(d)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings of any violation with respect to such law.

(f)	Citizenship of Cohen: Israel

Citizenship of Bronfman: United States of America

MNSCO is a limited liability company organized under the laws of the State of Delaware.

Item 3. Source or Amount of Funds or Other Consideration.

MNSCO was organized under the laws of the State of Delaware. Its does not have assets or business other than holding of Company securities on behalf of its owners. In order to fund part of Mr. Cohen’s ownership of MNSCO, Mr. Cohen issued a Note to Bronfman in the amount of $1,250,000 dated April 15,2019 secured by a pledge of all of Mr. Cohen’s (49.9%) membership interests in MNSCO.

CUSIP No. 13764 A 106	13D	Page 6 of 7

Item 4. Purpose of Transaction.

The shares owned by the Reporting Persons were acquired for investment purposes between on April 15, 2019 in several private transactions which resulted in a change of control of the Issuer on such date. The Reporting Persons may make further acquisitions of shares of common stock of the Issuer from time to time and may dispose of any or all of the Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date of this Schedule 13D, the Reporting Persons beneficially owns an aggregate 6,050,000 shares of the Issuer’s common stock. The Shares constitute approximately 48.8% of the Issuer’s stock outstanding as of August 29, 2019.

(b)	The beneficial ownership of each of the Reporting Persons is:

i.	Cohen: 500,000 (4.03%) through his control over One of a Kind Kamami LLC, 50,000 (.4%) through his passive interest in F1 One of A Kind Investment, LLC, and 5,000,000 (50.3%) through his ownership of MNSCO (See, Items 2 and 3 above for certain disclaimers of ownership in respect of MNSCO and Bronfman). Mr. Cohen disclaims beneficial ownership of 200,000 shares owned by F1 One of a Kind Investment, LLC and of all but 2,495,000 shares owned by MNSCO, the reaming shares of which are beneficially owned by Mr. Bronfman through his entity.

ii.	MNSCO: 5,000,000 (40.3%), all of which is controlled by Mr. Cohen as sole voting officer and manager. MNSCO is owned 50.1% by Bronfman through his entity BA, LLC, and 49.9% by Cohen. Mr. Cohen disclaims beneficial ownership of all but 2,505,000 shares owned by MNSCO.

iii.	Bronfman: 500,000 (4.0%) through his control over BA III LLC and 5,000,000 through his ownership of MNSCO (See, Items 2 and 3 above for certain disclaimers of ownership in respect of MNSCO and Cohen).

(c)	Cohen is deemed to have sole voting power, to vote or direct the vote of and to dispose or direct the disposition of the 500,000 shares owned through One of a Kind Kimami, LLC and MNSCO.

MNSCO owns a total of 5,000,000 shares, but as the sole voting officer of MNSCO, Cohen is deemed to control and/or have disposition rights and voting rights over such votes. Bronfman, as majority owner of MNSCO, does have the ability to remove Mr. Cohen. Mr. Cohen’s ownership in MNSCO is also subject to a pledge in favor of Mr. Bronfman.

(d)	There have been no other transactions in the shares of common stock of the Issuer effected by the Reporting Persons during the past 60 days.

(e)	No person other than the Reporting Persons has the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported as being beneficially owned (or which may be deemed to be beneficially owned) by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to Be Filed as Exhibits.

Not applicable.

CUSIP No. 13764 A 106	13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 16, 2019	/s/ Shai M. Cohen
Shai M. Cohen

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 16, 2019	MNSCO, LLC

	By:	/s/ Shai M. Cohen
	Name:	Shai M. Cohen
	Title:	Manager

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 16, 2019	/s/ Matthew Bronfman
Matthew Bronfman